SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2021 (Report No. 1)

Commission File Number: 0-27466

NICE LTD.

(Translation of Registrant's Name into English)

13 Zarchin Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS
This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:
99.1 NICE Actimize Announces ENGAGE LIVE, the Industry’s Largest Virtual Financial Crime Event Featuring Three Keynotes by Renowned Global Talent, Dated June 2, 2021.
99.2 Leicestershire Police Deploys NICE Investigate to Streamline Digital Evidence Sharing and Improve Cross-Agency Collaboration, Dated June 3, 2021.
99.3 NICE Actimize Named “Best Compliance” Technology Provider by 2021 WealthBriefing European Awards, Dated June 14, 2021.
99.4 NICE Introduces First-of-its-Kind AI Solution for Voice of the Customer to Prevent Customer Churn and Reduce Costly Repeat Calls, Dated June 15, 2021.
99.5 Philadelphia Selects NICE Inform Elite for New 911 Center to Ensure Highest Levels of Service to Public and First Responders, Dated June 17, 2021.
99.6 NICE Actimize SURVEIL-X Named “Best Regulatory Alert Management Solution” in 2021 Europe RegTech Insight Awards, Dated June 21, 2021.
99.7 NICE Receives Best Compliance and Reporting Markets Choice Award 2021 for its NTR-X Cloud-Ready Financial Communications Suite, Dated June 23, 2021.
99.8 NICE Actimize Wins FTF Innovation Award for Best Financial Crime Surveillance Technology and its SURVEIL-X Holistic Conduct Risk Surveillance Solution, Dated June 28, 2021.
99.9 BMO Global Asset Management (EMEA) Deploys NICE Cloud Compliance Recording for Microsoft Teams to Support Remote Workforce and Full Agility, Dated June 29, 2021.
99.10 NICE Sets the Standard for Responsible Design and Deployment of AI-Powered Robots by Unveiling its Robo-Ethical Framework, Dated June 30, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE LTD.

Name: /s/ Tali Mirsky
Title: Corporate VP, General Counsel and Corporate Secretary

Dated: July 7, 2021

EXHIBIT INDEX

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:
99.1 NICE Actimize Announces ENGAGE LIVE, the Industry’s Largest Virtual Financial Crime Event Featuring Three Keynotes by Renowned Global Talent, Dated June 2, 2021.
99.2 Leicestershire Police Deploys NICE Investigate to Streamline Digital Evidence Sharing and Improve Cross-Agency Collaboration, Dated June 3, 2021.
99.3 NICE Actimize Named “Best Compliance” Technology Provider by 2021 WealthBriefing European Awards, Dated June 14, 2021.
99.4 NICE Introduces First-of-its-Kind AI Solution for Voice of the Customer to Prevent Customer Churn and Reduce Costly Repeat Calls, Dated June 15, 2021.
99.5 Philadelphia Selects NICE Inform Elite for New 911 Center to Ensure Highest Levels of Service to Public and First Responders, Dated June 17, 2021.
99.6 NICE Actimize SURVEIL-X Named “Best Regulatory Alert Management Solution” in 2021 Europe RegTech Insight Awards, Dated June 21, 2021.
99.7 NICE Receives Best Compliance and Reporting Markets Choice Award 2021 for its NTR-X Cloud-Ready Financial Communications Suite, Dated June 23, 2021.
99.8 NICE Actimize Wins FTF Innovation Award for Best Financial Crime Surveillance Technology and its SURVEIL-X Holistic Conduct Risk Surveillance Solution, Dated June 28, 2021.
99.9 BMO Global Asset Management (EMEA) Deploys NICE Cloud Compliance Recording for Microsoft Teams to Support Remote Workforce and Full Agility, Dated June 29, 2021.
99.10 NICE Sets the Standard for Responsible Design and Deployment of AI-Powered Robots by Unveiling its Robo-Ethical Framework, Dated June 30, 2021.

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